United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes        No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes        No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Purchases of equity securities by the issuer and affiliated purchasers on September 28, 2018

Company: VALE S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE 3				102.638.981,00	1.94%	1.94%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	SANTANDER CCTVM	Buy	29/08/2018	302.400	55.6142	16,817,724
Shares	VALE3	ITAÚ CTVM	Buy	03/09/2018	16.000	53.8400	861,440
Shares	VALE3	ITAÚ CTVM	Buy	06/09/2018	257.200	53.3507	13,721,803
Shares	VALE3	ITAÚ CTVM	Buy	10/09/2018	296.300	53.4477	15,836,549
Shares	VALE3	ITAÚ CTVM	Buy	11/09/2018	417.400	52.4487	21,892,100
Shares	VALE3	ITAÚ CTVM	Buy	14/09/2018	866.700	54.8503	47,538,724
Shares	VALE3	ITAÚ CTVM	Buy	19/09/2018	81.700	58.3638	4,768,319
Shares	VALE3	BRADESCO CTVM	Buy	20/09/2018	211.700	58.9712	12,484,195
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE 3				105,088,381.00	1.99%	1.99%

Company: VALE S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				16,077,375.00	0.30%	0.30%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (US$)
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	29/08/2018	377,827	13.4876	5,095,979
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	06/09/2018	389,000	12.9449	5,035,566
ADS	VALE	BRADESCO SECURITIES	Buy	10/09/2018	244,600	13.0519	3,192,498
ADS	VALE	BRADESCO SECURITIES	Buy	11/09/2018	430,000	12.6378	5,434,269
ADS	VALE	JP MORGAN SECURITIES	Buy	14/09/2018	809,268	13.1961	10,679,211
ADS	VALE	JP MORGAN SECURITIES	Buy	19/09/2018	117,856	14.1883	1,672,180
ADS	VALE	BRADESCO SECURITIES	Buy	20/09/2018	346,100	14.4222	4,991,521
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				18,792,026.00	0.36%	0.36%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

By: /s/ André Figueiredo
Date: October 10, 2018	Director of Investor Relations